UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Banco de Crédito e Inversiones

B.	(1) This is [check one]:

[X]	an original filing for the Filer.

[_]	an amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [_]

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Banco de Crédito e Inversiones
Form type:	CB
File Number (if known):	N/A
Filed by:	Banco de Crédito e Inversiones
Date filed (if filed concurrently, so indicate):	September 13, 2023 (filed concurrently)
D.	The Filer is incorporated or organized under the laws of Chile and has its principal place of business at:

Avenida El Golf 125
Las Condes
Santiago, Chile
Tel.: 56-22 692-7000

E.	The Filer designates and appoints Cogency Global Inc. (the “Agent”), located at:

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

U.S.A.

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the rights offering or securities qualified by the Filer on Form CB on September 13, 2023, as such form may be amended from time to time after the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Filer’s Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile, this 13th day of September, 2023.

Banco de Crédito e Inversiones

By	/s/ Fernando Carmash Cassis
	Name:	Fernando Carmash Cassis
	Title:	General Counsel

This statement has been signed by the following persons in the capacities and on the dates indicated.

Cogency Global Inc.
as agent for service of process for
Banco de Crédito e Inversiones

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President
	Date:	September 13, 2023

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